SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 10, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systèmes S.A. is furnishing under cover of Form 6-K two press releases dated February 9, 2006, announcing (i) that IBM and Dassault Systemes have launched an industry initiative to drive innovation across the enterprise and (ii) that PLM solutions from IBM and Dassault Systemes are at the heart of a Chinese, Brazilian and Norwegian next-generation oil platform project.

IBM and Dassault Systèmes Launch Industry Initiative
to Drive Innovation Across the Enterprise

PLM leaders launch solutions in Electronics, Consumer Packaged
Goods and other industries to transform product development

Paris, France, February 9, 2006 – IBM and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSYPA) today announced a new cross-industry initiative aimed at fostering innovation and transforming the way their customers design, manufacture and deliver products to the market. The set of solutions which make up this initiative will help clients increase revenue and market share while driving product differentiation and cost reduction, particularly in industries where responding to customers on demand is critical, such as the Electronics and Consumer Packaged Goods industries.

“IBM and Dassault Systèmes partnership has never been stronger, as we continue to drive innovation in the PLM market, combining our research, development and services expertise to bring cutting-edge PLM solutions to the market,” said Mike Borman, vice president, Worldwide Software Sales, IBM. “We are committed to working together with our strategic partner Dassault Systèmes to share best practices and make significant joint investments over the next two years that will provide clients with solutions to respond rapidly and successfully to changing customer needs.”

As part of the joint initiative, IBM and Dassault Systèmes are delivering a set of solutions and services for Relational Product Development, Supply Chain Collaboration and Enterprise Integration. These solutions are designed to integrate product development and delivery for businesses across the entire enterprise and through an extended network of partners, suppliers and distributors.

The joint offerings provide businesses with deep insight into how consumers or their business customers might interact with future products, and manage the entire process from design concept to actual offerings. The PLM-based solutions feed data and information on products into the entire value chain, from Enterprise Resource Planning, throughout the supply chain and customer service management.

With the combination of the three solution areas – Relational Product Development, Supply Chain Collaboration and Enterprise Integration – IBM and Dassault Systèmes will transform the way clients generate sustainable innovation, by streamlining the product development model, integrating data and processes across engineering, manufacturing and other enterprise-wide processes. This will connect data and processes with their extended network of partners and suppliers.

The PLM solutions leverage a set of product development technologies and best practices based on CATIA V5, ENOVIA, SMARTEAM, DELMIA, SIMULIA and 3DXML, all developed by Dassault Systemes. These solutions are combined with IBM PLM end-to-end solutions, IBM Websphere Business Integration, IBM Websphere Portal, IBM Workplace and IBM consulting and integration services.

“Our ongoing success with world-class customers confirms that we have created a comprehensive integrated product portfolio around V5 PLM architecture. This virtualizes the entire product pipeline, from concept to delivery,” said Etienne Droit, executive vice president, PLM Sales & Distribution, Dassault Systèmes. “The strength of the partnership with IBM will accelerate the adoption of PLM as a business transformation enabler, creating a collaborative environment for companies in all industries.”

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About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of On Demand Business. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIA®, DS' open scientific platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contacts: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com Matt McMahon (Americas) 1-914-766-1067 mattm@us.ibm.com	Dassault Systèmes Press Contacts:
Frédérique Moureton (EMEA)
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko igarashi@ds-jp.com

Nelly Dimey or Pierre Mas (Financial Dynamics)
+33 1 47 03 68 10
Nelly.Dimey@fd.com / pierre.mas@fd.com

Offshore & Shipyard CEO Endorses PLM as Key;
Says Worldwide Industry at Critical Juncture

PLM solutions from IBM and Dassault Systèmes at heart of Chinese,
Brazilian and Norwegian next-generation oil platform project

Paris, February 9, 2006 – IBM and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, announced today that PLM solutions from IBM and Dassault Systèmes are driving a multi-national collaborative global design and manufacturing oil platform project that includes China-based Yantai Raffles Shipyard, Norwegian offshore technology company Sevan Marine, and Brazil’s state-run oil company, Petrobras.

The complex Sevan Stabilized Platform (SSP) 300 project, wherein Yantai Raffles builds the Sevan Marine-designed oil platform, utilizes CATIA, ENOVIA and DELMIA from Dassault Systèmes and epitomizes the advantages that PLM brings to worldwide industry, according to Brian Chang, CEO, Yantai Raffles Shipyard. The Yantai-built SSP 300s will be deployed by its customer Petrobras.

“Worldwide industry, not just shipbuilding and energy, is at a critical juncture,” said Chang. “Some industries, like aerospace and shipbuilding, are leading the way in using 3D and PLM to transform the way they do business. Other industries, from large manufacturers to small- to medium-sized businesses, must adopt this business paradigm or risk failure in today’s globally collaborative world. PLM can simulate operating conditions, thereby enhancing quality and improving lifetime operations costs.”

Citing the transformative power of 3D and PLM at DaratechPLANT, a recent energy industry conference held in Houston, USA, Chang outlined an urgent and stirring vision for his own industry and others. “Manufacturing today essentially uses decades-old processes streamlined with new technology. The goal isn’t to speed up the old ways of doing things or worry about interoperability and archaic standardization arguments. It’s about finding new ways to accomplish sustainable development, adoption of best practices, knowledge reuse and ultimately on-time delivery.”

“Yantai Raffles and Sevan Marine exemplify the creative thought that 3D and PLM enable,” said Etienne Droit, executive vice-president PLM Sales & Distribution, Dassault Systèmes. “3D and V5 PLM fundamentally alter the design-manufacturing business equation, enabling innovation, and rapid adaptation to changing market needs and fluctuating market conditions. The SSP 300 project is an example of an innovative solution, in a market where nearly 80% of all projects experience catastrophic cost overruns and overwhelming delays.”

Until recently, the offshore industry opted for retrofitted oil tankers as offshore storage and production facilities. But a shortage of available tankers available for retrofitting has changed the competitive landscape in the Floating Production, Storage and Offloading (FPSO) market. The SSP 300 FPSO is a large circular, floating platform used to store and process 300,000 barrels of oil in an on-board processing plant. The SSP 300 project uses IBM PLM solutions to facilitate concurrent design engineering and construction. The tight integration of the V5 architecture enables real-time validation of the FPSO design against analysis requirements and construction processes. This simultaneous validation of design and manufacturing drastically minimizes the revision so common in the energy market.

“CATIA V5 has been used in the design process of the SSP and we are currently moving quickly forward in our design methods by reengineering this business process for the SSP Offshore FPSO/FSO,” said Tom Erik Smedal, project manager, PLM Technologies, Sevan Marine. “The widespread deployment of CATIA V5, ENOVIA V5 and SMARTEAM will dramatically improve our global collaboration.”

In the highly competitive FPSO market, Sevan Marine is a strong, compact organization, using CATIA V5 and ENOVIA to control its projects and ensure delivery on-time and on-budget. “We can do a basic design in just one week with a handful of our engineers because V5 PLM reduces conceptual design time by up to 70 percent,” added Smedal.

Simulation of the SSP 300 manufacturing process with DELMIA, Dassault Systèmes’ digital manufacturing solution, enables the interchange between manufacturing engineers and design engineers to which Chang refers. “3D is the communication medium for business today and tomorrow. Our young engineers, managers, and other executives all see the virtual world as real and are completely comfortable with 3D,” says Chang. “Seeing a digital model of a ship or a platform before production begins is an unforgettable experience for our customers.”

“Offshore and shipyard companies have understood the value that PLM can bring their businesses. They are more reactive to customer demands and have increased customer satisfaction, while reducing product development costs,” said John Porter, VP sales, IBM PLM. “With IBM and DS’ PLM solutions, the global SSP 300 project team is empowering its product development teams with the right tools to foster sustainable innovation across the entire value chain, and reinforce market leadership.”

###

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of On Demand Business. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIA®, DS' open scientific platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contacts: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com Matt McMahon (Americas) 1-914-766-1067 mattm@us.ibm.com	Dassault Systèmes Press Contacts:
Frédérique Moureton (EMEA)
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Nelly Dimey or Pierre Mas (Financial Dynamics)
+33 1 47 03 68 10
Nelly.Dimey@fd.com / pierre.mas@fd.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko igarashi@ds-jp.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: February 10, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration